July 2, 2012

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	ProAssurance Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
Form 8-K dated May 7, 2012
Filed May 7, 2012
File No. 001-16533

Dear Mr. Rosenberg:

We are in receipt of your letter dated June 27, 2012.  On June 29, 2012, we spoke by telephone with Vanessa Robertson of the SEC Staff and requested an extension for our reply to your letter, and we were granted an extension of ten business days.  We will furnish our response within this time frame.

If you should have any questions or comments, please do not hesitate to contact me directly at (205) 802-4718 or erand@proassurance.com.  Thank you.

Sincerely,

/s/  Edward L. Rand, Jr.
Edward L. Rand, Jr.
Chief Financial Officer

Cc:   Vanessa Robertson, Staff Accountant
Division of Corporate Finance